                                                                                            SECURITIES & EXCHANGE COMMISSION
                                                                                                              WASHINGTON, D.C. 20549

                                                                                                     NOTICE OF EXEMPT SOLICITATION

NAME OF REGISTRANT: Tesla Inc.
NAME OF PERSON RELYING ON EXEMPTION: Change to Win Investment Group
ADDRESS OF PERSON RELYING ON EXEMPTION: 1900 K Street, N.W., Suite 900, Washington, DC 20036
Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934: ___________________________________________________________________________________________________________________________________________________________

[This reference is to an article from The Guardian available at https://www.theguardian.com/technology/2018/may/25/tesla-model-3-tax-credits-elon-musk-buy?CMP=share_btn_tw]

[This reference is to an article from MarketWatch available at https://www.marketwatch.com/story/its-nearly-time-for-teslas-board-to-move-on-elon-musk-2018-05-25?mod=mw_share_twitter]

 [This reference is to an article from Bloomberg available at https://www.bloomberg.com/view/articles/2018-05-29/elon-musk-tweets-tesla-s-board-sleeps]